Exhibit 3.4

Business Entity - Filing Acknowledgement 08/19/2026 Work Order Item Number: W2026081801992-5411551 Filing Number: 20265978696 Filing Type: Amendment After Issuance of Stock Filing Date/Time: 8/18/2026 3:07:00 PM Filing Page(s): 6 Indexed Entity Information: Entity ID: E32231872023-6 Entity Name: Source Agriventures Inc. Entity Status: Active Expiration Date: None Commercial Registered Agent GKL REGISTERED AGENTS OF NV, INC. 3064 SILVER SAGE DR STE 150, Carson City, NV 89701, USA FRANCISCO V. AGUILAR Secretary of State STATE OF NEVADA OFFICE OF THE SECRETARY OF STATE C. MURPHY HEBERT Chief Deputy Secretary of State DEANNA L. REYNOLDS Deputy Secretary for Commercial Recordings The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future. Respectfully, FRANCISCO V. AGUILAR Secretary of State Page 1 of 1 Commercial Recording 401 N. Carson Street Carson City, NV 89701 1 State of Nevada Way Las Vegas, NV 89119

Filed in the Office of Secretary of State State Of Nevada Business Number E32231872023-6 Filing Number 20265978696 Filed On 8/18/2026 3:07:00 PM Number of Pages 6

SCHEDULE A

TO

CERTIFICATE OF AMENDMENT

OF

SOURCE AGRIVENTURES INC.

(the “Corporation”)

8. Authorized Shares

(a)	The aggregate number of shares that the Corporation will have authority to issue is 2,000,000,000, of which 1,500,000,000 shares will be common stock (“Common Stock”), with a par value of $0.001 per share, and 500,000,000 shares will be preferred stock, with a par value of $0.001 per share (“Preferred Stock”).

(b)	Except as otherwise required by law or these Articles of Incorporation, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation. Subject to the preferential rights of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors of the Corporation, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of Common Stock shall be entitled, unless otherwise provided by law or these Articles of Incorporation, to receive all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

(c)	The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock including but not limited to the following:

(i)	The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(ii)	Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(iii)	The amount payable upon shares in the event of voluntary or involuntary liquidation;

(iv)	Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(v)	The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(vi)	Voting powers, if any, provided that if any of the Preferred Stock or series thereof shall have voting rights; and

(vii)	Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as the Board of Directors of the Corporation may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

(d)	The Corporation shall not declare, pay or set apart for payment any dividend or other distribution (unless payable solely in shares of Common Stock or other class of stock junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock junior to the Preferred Stock, nor shall it redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, payable to holders of Preferred Stock for the current period and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment, in accordance with the terms of the Preferred Stock, as fixed by the Board of Directors of the Corporation.

(e)	In the event of the liquidation of the Corporation, holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or any other class of stock junior to the Preferred Stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such Preferred Stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be a liquidation for the purposes of this Article.

Additional Articles

10. Acquisition of Controlling Interest

The Corporation elects not to be governed by Nevada Revised Statutes (“NRS”) 78.378 to 78.3793, inclusive.

11. Combinations with Interested Stockholders

The Corporation elects not to be governed by NRS 78.411 to 78.444, inclusive.

12. Liability

To the fullest extent permitted by Chapter 78 of NRS, a director or officer of the Corporation will not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that this Article will not eliminate or limit the liability of:

(a)	a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

(b)	a director for the payment of distributions in violation of NRS 78.300.

Any amendment or repeal of this Article will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

13. Indemnification

(a)	Right to Indemnification. The Corporation shall indemnify to the fullest extent permitted by law any person (the “Indemnitee”) made or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that the Indemnitee is or was a director or officer of the Corporation or is or was serving as a director or officer of another entity at the request of the Corporation or any predecessor of the Corporation against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements) that the Indemnitee incurs in connection with such action or proceeding.

(b)	Inurement. The right to indemnification will inure whether or not the claim asserted is based on matters that predate the adoption of this Article, will continue as to an Indemnitee who has ceased to hold the position by virtue of which the Indemnitee was entitled to indemnification, and will inure to the benefit of his or her heirs and personal representatives.

(c)	Non-exclusivity of Rights. The right to indemnification and to the advancement of expenses conferred by this Article are not exclusive of any other rights that an Indemnitee may have or acquire under any statute, bylaw, agreement, vote of stockholders or disinterested directors, these Articles of Incorporation or otherwise.

(d)	Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or other entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other entity.

(e)	Advancement of Expenses. The Corporation shall, from time to time, reimburse or advance to any Indemnitee the funds necessary for payment of expenses, including attorneys’ fees and disbursements, incurred in connection with defending any proceeding for which the Indemnitee is indemnified by the Corporation, in advance of the final disposition of such proceeding; provided that the Corporation has received the undertaking of such Indemnitee to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the Indemnitee is not entitled to be indemnified for such expenses.

NEVADA STATE BUSINESS LICENSE Source Agriventures Inc. Nevada Business Identification # NV20232801711 Expiration Date: 05/31/2027 In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada. Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration. License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived. Certificate Number: B202608196901140 You may verify this certificate online at https://www.nvsilverflume.gov/home IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 08/19/2026. FRANCISCO V. AGUILAR Secretary of State